As filed with the U.S. Securities and Exchange Commission on December 10, 2013

 Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

 Novo Nordisk A/S
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

Denmark
(Jurisdiction of incorporation or organization of issuer)

JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Curtis G. Oltmans
Novo Nordisk Inc.
103 Foulk Rd., Ste 282
Wilmington, Delaware 19803, USA
Telephone (609)  987 4875
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one B share of Novo Nordisk A/S	500,000,000 American Depositary Shares	$0.05	$25,000,000	$3,220
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(a)
Statement that Novo Nordisk A/S is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement among Novo Nordisk A/S (the "Company"), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No. 333-168740 incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 10, 2013.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Novo Nordisk A/S certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 10, 2013.

NOVO NORDISK A/S

By:	/s/ Lars Rebien Sørensen
Name:	Lars Rebien Sørensen
Title:	President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lars Rebien Sørensen and Jesper Brandgaard, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on December 10, 2013, in the capacities indicated.

Signature	Title

/s/ Lars Rebien Sørense	President and Chief Executive Officer
Lars Rebien Sørensen

/s/ Jesper Brandgaard	Chief Financial Officer
Jesper Brandgaard

/s/ Göran Ando	Chairman of the Board of Directors
Göran Ando

/s/ Jeppe Christiansen	Vice Chairman of the Board of Directors
Jeppe Christiansen

/s/ Henrik Gürtler	Director
Henrik Gürtler

/s/ Bruno Angelici	Director
Bruno Angelici

/s/ Liz Hewitt	Director
Liz Hewitt

/s/ Ulrik Hjulmand-Lassen	Director
Ulrik Hjulmand-Lassen

/s/ Thomas Paul Koestler	Director
Thomas Paul Koestler

/s/ Anne Marie Kverneland	Director
Anne Marie Kverneland

/s/ Hannu Ryöppönen	Director
Hannu Ryöppönen

/s/ Stig Strøbæk	Director
Stig Strøbæk

/s/ Søren Thuesen Pedersen	Director
Søren Thuesen Pedersen

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement in Delaware on December 10, 2013.

Authorized U.S. Representative

By:	/s/ Curtis G. Oltmans
Name:	Curtis G. Oltmans

INDEX TO EXHIBITS

Exhibit Number
(a)(2)	Form of American Depositary Receipt
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification